Exhibit 3.4

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED BY-LAWS OF

ISTA PHARMACEUTICALS, INC.

The undersigned, being Secretary of ISTA Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), hereby certifies that on February 5, 2004, the Board of Directors of the corporation duly adopted resolutions that amended the Amended and Restated By-Laws of the Corporation dated June 30, 2000, as amended on November 19, 2002 (the “Prior By-Laws”) in the manner provided in Article V of the Prior By-Laws. Pursuant to such amendment:

Section 5.4 of the Bylaws of Corporation is amended to read, in its entirety, as follows:

“5.4 REMOVAL AND RESIGNATION OF OFFICERS; FILLING VACANCIES

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Any vacancy occurring in any office of the corporation shall be filled by the board of directors.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Robert C. Funsten., its Secretary, effective the 5th day of February, 2004.

/s/ Robert C. Funsten

Robert C. Funsten Secretary